August 29, 2005
Mathew Franker, Esq.
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Allied Waste Industries, Inc. Registration Statement on Form S-4 (File No. 333-126239)
Dear Mr. Franker:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Allied Waste Industries, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-4, Registration No. 333-126239, be accelerated to 5:00 p.m., Eastern daylight time on Tuesday, August 30, 2005, or as soon as practical thereafter.

Sincerely yours,
/s/ Steven M. Helm
Steven M. Helm
Executive Vice President and General Counsel